As filed with the Commission on June 29, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: March 31, 2020

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

     ABCO Energy, Inc.

Full Name of Registrant

Former Name if Applicable

     2100 North Wilmot #211

Address of Principal Executive Office (Street and Number)

     Tucson, AZ  85712

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ABCO Energy, Inc. cannot timely file its Form 10-Q for the period ended March 31, 2020 (the “Quarterly Report”), originally due on May 15, 2020, due to disruptions from to the unprecedented conditions surrounding the outbreak and spread of the COVID-19 coronavirus pandemic (“COVID-19”). The Company availed itself of an extension to file its Quarterly Report in reliance on the Securities and Exchange Commission’s Order Under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions From The Reporting and Proxy Delivery Requirements For Public Companies, Release No. 34-88465, dated March 25, 2020 (the “Order”). The Order provided the Company with a 45-day extension period, which can be subsequently extended by this Form 12b-25.

Such delays have been further exacerbated by delays which occurred in connection with the preparation of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, for the same reasons described above. The Company has also been delayed in preparing the Quarterly Report due to delays in obtaining information from third parties who have similarly been unavailable and impacted by COVID-19. This has, in turn, delayed the Company’s ability to complete its financial reporting process and prepare the Quarterly Report. The delay could not be eliminated by the Company without undue expense and unreasonable effort.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regards to this notification

Michael Mildebrandt	(520)	777-0511
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐   No ☒

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    ABCO Energy, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2020	By:	/s/ Michael Mildebrandt
Name: Michael Mildebrandt
Title: President